April 23, 2012

Via EDGAR

U.S. Securities and Exchange Commission
Jennifer Hardy, Special Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Colfax Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 1-34045

Dear Ms. Hardy:

On behalf of Colfax Corporation (“the Company”), this letter confirms the conversation with your office on Friday, April 20th regarding the Company’s response to the staff’s comments, dated March 21, 2012, relating to certain risk factors identified in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011.

As discussed, the Company continues to collect and analyze sales and order data from its business units, along with other information related to the business units’ contacts as requested in your March 21st letter.  The Company finds that additional time is required to complete its review of the data necessary to respond to the questions posed in your letter.  Thus, in accordance with Friday’s conversation on this subject, the Company is requesting an extension of time to respond to your letter to and including May 4, 2012.  The Company will endeavor to submit its response prior to this date.

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KELLEY DRYE & WARREN LLP

U.S. Securities and Exchange Commission
April 23, 2012
Page Two

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Sincerely,

/s/ Eric McClafferty

Eric McClafferty